February 14, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Susan Block
Dietrich King

Re:	SWK Holdings Corporation
Registration Statement on Form S-3
Filed February 7, 2020
File No. 333-236329

Acceleration Request

Requested Date:	February 19, 2020
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SWK Holdings Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-236329) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes David R. Earhart of Gray Reed & McGraw LLP, counsel for the Company, to make sure request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to David R. Earhart of Gray Reed & McGraw LLP, at (469) 320-6041. Please direct any questions or comments regarding this acceleration request to David R. Earhart.

Sincerely,

SWK HOLDINGS CORPORATION

By:	/s/ Winston Black
Winston Black
Chief Executive Officer

cc: David R. Earhart

Gray Reed & McGraw LLP